Exhibit 23

Consent of Independent Registered Public Accounting Firm
The Trustees and Shareholders
Lexington Realty Trust:
We consent to the incorporation by reference in the registration statements on Form S-3 (File Nos. 333-157860, 333-183645, and 333-182534), on Form S-4 (File No. 333-192283) and on Form S-8 (File No. 333-175618) of Lexington Realty Trust of our reports dated February 25, 2016, with respect to the consolidated balance sheets of Lexington Realty Trust and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows, for each of the years in the three-year period ended December 31, 2015, and the related financial statement schedule III, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10‑K of Lexington Realty Trust.
/s/ KPMG LLP
New York, New York
February 25, 2016